                                   EXHIBIT 1


Item 1.




                          INTERTAPE POLYMER GROUP INC.

                            ANNUAL INFORMATION FORM

                      For the Year ended December 31, 2000


                              Dated:  May 18, 2001

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
                          INTERTAPE POLYMER GROUP INC.
                            ANNUAL INFORMATION FORM

                               Table of Contents

                                                                         Page


Item 1.       Cover Page.................................................   4

Item 2.       Corporate Structure........................................   7

              2.1  Name and Incorporation................................   7
              2.2  Intercorporate Relationships..........................   7

Item 3.       General Development of the Business........................   9

              3.1  History...............................................   9
              3.2  Significant Acquisitions and Significant Dispositions.  11
              3.3  Trends................................................  12
              3.4  Cautionary Statements and Risk Factors................  12

Item 4.       Narrative Description of the Business......................  14

              4.1  General...............................................  14
              4.2  Products..............................................  14
              4.3  Sales and Marketing...................................  19
              4.4  Manufacturing; Quality Control........................  20
              4.5  Equipment and Raw Materials...........................  21
              4.6  Research and Development; New Products................  21
              4.7  Trademarks and Patents................................  22
              4.8  Competition...........................................  22
              4.9  Environmental Regulation..............................  22
              4.10 Employees.............................................  23
              4.11 Description of Property...............................  24

Item 5.       Selected Consolidated Financial Information................  25

              5.1  Annual Information....................................  25
              5.2  Dividends.............................................  26

Item 6.       Management's Discussion and Analysis.......................  26


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                                                                         Page

Item 7.       Market for Securities......................................  26

Item 8.       Directors and Officers.....................................  26

Item 9.       Additional Information.....................................  30

Schedule A - Company Subsidiary Diagram..................................  31

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Item 2.  CORPORATE STRUCTURE

         2.1  NAME AND INCORPORATION

     The business of Intertape Polymer Group Inc. ("Intertape Polymer Group" or the "Company") was established by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name "171695 Canada Inc." On October 8, 1991, the Company filed a Certificate of Amendment changing its name to "Intertape Polymer Group Inc." A Certificate of Amalgamation was filed by the Company on August 31, 1993, and was amalgamated with EBAC Holdings Inc. In February 1992, Intertape Polymer Group completed an initial public offering of its Common Shares at the offering price of $5.035 (US$4.25)(after giving effect to a 2:1 stock split on June 4, 1996). The Company completed a second public offering of its Common Shares in Canada and the United States in October 1995, at the offering price of $19.75 (US$14.60). The Company completed a third public offering of its Common Shares in Canada on a "bought deal" basis in March 1999, at the offering price of $40.25 (US$26.31) per share.

         2.2 INTERCORPORATE RELATIONSHIPS

     Intertape Polymer Group is a holding company which owns various operating companies in the United States and in Canada. Intertape Polymer Inc., a Canadian corporation, is the principal operating company for the Company's Canadian operations. Intertape, Inc., a Virginia corporation, formerly known as Intertape Polymer Corp., is the principal operating company for the Company's United States and international operations.

     Schedule "A" attached hereto is an organizational chart diagraming the relationship between the Company and each of its principal subsidiaries. The table below lists for each of the subsidiaries on Schedule "A" their respective jurisdiction of incorporation and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group. Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2000, have been omitted.

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
                                           Jurisdiction of      Percentage of Ownership
         Corporation                        Incorporation             or Control
         -----------                       ---------------      -----------------------
Intertape Polymer Group Inc.                    Canada                  Parent

Intertape Polymer Inc.                          Canada                   100%

Interpack Machinery Inc.                        Canada                   100%

Spuntech Fabrics Inc.                           Canada                   100%

Intertape Inc.                                 Delaware                  100%

                                           Jurisdiction of      Percentage of Ownership
         Corporation                        Incorporation             or Control
         -----------                       ---------------      -----------------------

Central Products Company                       Delaware                  100%

Cajun Bag & Supply Corp.                       Delaware                  100%

UTC Acquisition Corp.                          Delaware                  100%

Intertape Polymer Corp.                        Delaware                  100%

IPG Administrative Services Inc.               Delaware                  100%

Intertape Woven Products S.A. de                Mexico                   100%

Drumheath Indemnity Ltd.                       Barbados                  100%

Intertape Woven Products Services
S.A. de                                         Mexico                   100%

IPG Holdings LP                                Delaware                  100%

Intertape Polymer Management Corp.             Florida                   100%

Polymer International Corp.                    Virginia                  100%

Intertape Polymer Export Inc.                  Barbados                  100%

IPG (US) Inc.                                  Delaware                  100%

IPG (US) Holdings Inc.                         Delaware                  100%

Intertape International Corp.                  Delaware                  100%

O&S Jet, LLC                                   Michigan                   50%

FIBC Holding Inc.                              Delaware                  100%

COIF Holding Inc.                              Delaware                  100%

IPG Technologies Inc.                          Delaware                  100%

Fibope Portuguesa-Filmes
Biorientados, S.A.                             Portugal                   50%

Drumheath Company                              Ireland                   100%

Interpack International Ltd.                   Bermuda                   100%

International Container Systems, Inc.          Florida                   100%

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ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

     3.1  HISTORY

     The Company has pursued a strategy of aggressive growth through both substantial capital investments and acquisitions. When the Company commenced operations in 1981, it converted purchased films into pressure-sensitive carton sealing tapes. Originally intended as a local manufacturer, management of the Company decided in the mid-1980's to take advantage of the extraordinary growth in demand for carton sealing tapes by significantly expanding its output of such product and, thereby, its customer base. Following adoption of this new business plan and over the next few years, the output of the Montreal plant doubled and a new facility was constructed in Danville, Virginia, in 1987. The Virginia plant was "upstream integrated" to include film extrusion, thereby reducing material cost. The market for carton sealing tape has continued to grow and the Danville facility is five times larger (measured in capacity) today than at the date of its construction.

     Even as the Company was growing its customer base in pressure-sensitive tapes, it pursued an aggressive policy of new product development to leverage its pressure-sensitive tape products. In 1992, the Company developed a new variety of speciality shrink films and purchased and installed manufacturing equipment to produce such films. The ability to manufacture its own shrink films enabled the Company to participate in the shrink film market estimated to be $500 million annually. Further, it strengthened the Company's position with its customers.

     The Company's entry into the stretch wrap market began with the Company's concurrent development of stretch wrap products with the processes to manufacture such products. The Company entered the stretch wrap market (estimated at $750 million annual sales in 2000) utilizing its existing customer base and distribution network.

     To broaden the product line and provide one-stop shopping with a "basket of products", the Company has made a series of acquisitions. Interpack Machinery Inc. ("Interpack"), a designer of automatic carton sealing equipment, was acquired by the Company in 1993. In acquiring Interpack, the Company gained technology for systems capable of utilizing large volumes of high value carton sealing tapes. Tape, Inc. was acquired in 1996 to provide a complete line of water-activated tapes. American Tape Co. ("American Tape") was acquired in 1997 bringing to the Company products including high performance masking, filament and speciality products, which mesh well with the Company's related product lines. Anchor Continental, Inc. ("Anchor") was acquired in 1998 and was a competitor of the Company for the sale of masking tapes. Rexford Paper Company ("Rexford"), a redistributor of a variety of pressure-sensitive tapes, as well as a manufacturer of water-activated tapes, was also acquired in 1998. In 1999, the Company acquired certain assets of Spinnaker Electrical Tape Company ("SETco"), bringing a new product line, pressure-sensitive electrical tapes, to the Company. In addition, in 1999, the Company also acquired Central Products Company ("CPC"), one of its competitors for the sale of both pressure-sensitive and water-activated carton sealing tapes. The combination of these various product lines enables the Company to offer the market place a range of products to service its customers' needs. Effective as of the close of business August 31, 2000, the Company acquired the assets of Olympian Tape Sales, Inc. d/b/a United Tape Company, which sells various packaging products to large retail chains.

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 The Company also markets products directly to the end user.  Polymer
International (N.S.) Inc. ("Polymer International") and International Container Systems, Inc. ("International Container") were acquired in 1989. Polymer International manufactures a wide range of coated, woven polyolefin fabrics; International Container manufactures returnable plastic cases for the beverage industry. Since acquiring Polymer International, sales of the Company's woven product line have increased five-fold, assisted in part by the development of lumber wrap and other products. In addition, two small companies (Cajun Bag & Supply Corp. and Augusta Bag & Supply Co.) were purchased to produce flexible intermediate bulk containers ("FIBC's") utilizing the Company's fabric as the prime raw material.

     During 2000, the Company continued its participation in two joint ventures:
Fibope Portuguesa-Filmes Biorientados, S.A. ("Fibope") and IFCO-U.S., L.L.C. ("IFCO"). Fibope produces shrink films in Portugal for the European market and has doubled its manufacturing capacity since 1995. IFCO is a provider of returnable plastic cases for the produce industry. The Company, however, sold its interest in IFCO in March 2000. The capital resources generated from the IFCO sale have been utilized in other areas of the Company's business expected to provide higher rates of return.

     Until 1998, the majority of the Company's growth came from the sale of internally developed products. Since then, internal capacity increases are continuing throughout the organization and in all product lines due to acquisitions as well as internal growth. The Company's Utah manufacturing facility, a 115,000 square foot plant, became operational in June 1998, was expanded in 1999, and is to be expanded further in 2001. Consistent with the Company's strategy, this plant is acting not only as a producer of shrink and stretch films, but also as a distribution center for all of the Company's products with the goal to increase sales in the western United States and western Canada. The integration of the acquired facilities will continue to provide further capacity for various products.

     The Company is a holding company which owns various operating companies in the United States and in Canada. Intertape Polymer Inc., a Canadian corporation ("IPI"), is the principal operating company for the Company's Canadian operations. Intertape, Inc., a Virginia corporation, formerly known as Intertape Polymer Corp. ("IPC"), is the principal operating company for the Company's United States and international operations including, most notably, each of the businesses referenced in the acquisition table set forth below.

     In addition to internally generated growth, the Company has engaged in a series of acquisitions. The Company believes it now ranks among the leading developers and manufacturers of industrial plastic packaging products in North America. The following table illustrates the principal acquisitions completed by the Company during the last five years:

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
                                           Completed Acquisitions
-------------------------------------------------------------------------------------------------------------
             Annual Cost of
Year          Acquisitions                 Company                   Location                  Products
----       --------------------            -------                   --------                  --------
            (US$ in millions)

1996            $  5.3               Tape, Inc.                Green Bay, Wisconsin      Water-activated
                                                                                         packaging tapes

1997            $ 42.9               American Tape Co.         Marysville, Michigan      Pressure-sensitive
                                                               Richmond, Kentucky        tapes, masking
                                                                                         tapes

                                     Anchor Continental,       Columbia, South           Pressure-sensitive
1998            $113.2               Inc.                      Carolina                  tapes, masking and
                                                                                         duct tapes

                                     Rexford Paper             Milwaukee, Wisconsin      Pressure-sensitive
                                     Company                                             and water-activated
                                                                                         tapes

1999            $111.3               Central Products          Menasha, Wisconsin        Pressure-sensitive
                                     Company                   Brighton, Colorado        and water-activated
                                                                                         carton sealing
                                                                                         tapes

                                     Spinnaker                 Carbondale, Illinois      Pressure-sensitive
                                     Electrical Tape                                     electrical tapes
                                     Company

2000            $ 32.2               Olympian Tape             Cumming, Georgia          Distribution of
                                     Sales, Inc.                                         packaging products

     3.2 SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

     On September 25, 2000, the Company, through UTC Acquisition Corp., a US subsidiary, completed the acquisition of substantially all of the assets of Olympian Tape Sales, Inc. d/b/a United Tape Company ("United Tape"). United Tape is a distributor of a wide range of packaging products with facilities in Cumming, Georgia.

     The purchase price was approximately US $32.2 million, US $4 million of which was paid through the issuance of the Company's common stock. Funding for the remaining portion of the purchase price was provided by a bridge loan from a Canadian institution.

     The acquisition of United Tape has facilitated the growth of the Company's retail product business and has enabled the Company to become an integrated supplier of the retail market by serving it directly. Further, unlike most acquisitions made by the Company, by remaining a stand alone operation with its existing management, the acquisition of United Tape provided the Company with immediate new volume, cost savings, and an experienced management team.

     The Company has made no significant dispositions during 2000.

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     3.3 TRENDS

     It is anticipated that the Company's gross profits will continue their upward trend and that gross margins should improve from levels in 2000 during the second half of 2001 due to several factors. First, the Company's sales during 2000 were, and continue to be, impacted by the slowing economy, however it is believed that both unit volume and pricing should be returning to better levels in 2001. Second, the underlying causes of the charges taken by the Company against costs of sales in 1999 have been corrected for the most part and should not reoccur. Third, freight costs incurred by the Company should decline as a result of the implementation of Regional Distribution Centers ("RDC"). In addition, the RDC will improve customer satisfaction by providing timely delivery of complete orders to the customers. Lastly, the installation of new equipment and the implementation of various efficiency measures at Company facilities, as well as the expanded output of the Company's plants, should also have a positive effect on gross profits for 2001.

     3.4  CAUTIONARY STATEMENTS AND RISK FACTORS

     This Annual Information Form, including Management's Discussion & Analysis incorporated herein by reference, contain certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management's Discussion & Analysis included in the Company's Annual Report. In addition to the other information contained in this Annual Information Form, readers should carefully consider the cautionary statements and risk factors set forth below.

     Implementation of Business Strategy and Acquisitions

     The Company's business strategy includes, among other things, increasing manufacturing capacity, developing new products, improving distribution efficiencies, and expanding into new geographic markets. There can be no assurance that the Company will be able to fully implement its strategy or that the anticipated results of this strategy will be realized. Implementation of this strategy could also be affected by a number of factors beyond the Company's control such as manufacturing difficulties, disruption of distribution systems, or general or local economic conditions. Any material failure to implement its strategy could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there are no assurances that the Company's acquisitions will yield the expected benefits, revenue and earnings projections, synergies and growth prospects. In addition, there is no certainty that the Company will be successful in making additional acquisitions, realizing synergies and/or integrating the operations of acquired businesses in an effective manner.

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     Raw Material Prices and Availability

     A substantial portion of the cost of manufacturing the Company's products is the cost of raw materials, primarily petroleum based resins. Historically, there have been fluctuations in these raw material prices due to factors which are beyond the Company's control, and in some instances price movements have been volatile when associated with outside influences. There can be no assurance that the Company will be able to pass on raw material price increases in the future. Further, in the past, there have been shortages from time to time in the supply of certain resins. There can be no assurances that the Company will not be subject to such shortages in the future.

     Exchange Rate Risks

     The Company's result of operations were reported in Canadian dollars through December 31, 1998. Commencing January 1, 1999, due to increased activity in the U.S., the Company adopted the U.S. dollar as its reporting currency. Since the trading price in the United States of the Common Shares of the Company is quoted in U.S. dollars, any weakening of the Canadian dollar relative to the U.S. dollar could result in a decline in the market value and trading price of the Common Shares measured in U.S. dollars. The exchange rate between Canadian dollars and U.S. dollars has varied significantly over the last five years.

     New Product Development

     The Company's business plan involves the introduction of new products, which are both developed internally and acquired through acquisition. There can be no assurance that the market will accept these products or that competitors will not introduce similar products, which will impact the company's ability to expand its markets and generate organic growth.

     Shareholder Protection Rights Plan (anti-takeover provisions)

     On August 24, 1993, the shareholders of the Company approved a Shareholder Protection Rights Plan (the "Rights Plan"). Under the Rights Plan, one common share purchase right was issued on September 1, 1993 in respect of each outstanding common share and became issuable in respect of each common share issued thereafter. The Rights Plan was to have expired on September 1, 1998, however, on May 21, 1998, the Shareholders approved an amendment extending the term of the Rights Plan to September 1, 2003. The effect of the Rights Plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions. Thus, the provisions of the Rights Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price.

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Item 4. NARRATIVE DESCRIPTION OF THE BUSINESS

     4.1  GENERAL

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products. These products include INTERTAPE(R) pressure-sensitive and water-activated tape, EXLFILM(R) shrink film ("EXLFILM(R)"), STRETCHFLEX(R) stretch wrap ("STRETCHFLEX(R)") and woven products. Most of the Company's products are derived from resins that are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous capital expenditures to increase manufacturing efficiencies allow the Company to be among the low-cost producers of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from similar extrusion processes and differ only in the final stages of manufacturing.

     The Company expanded its product offering with the 1999 acquisitions of Spinnaker Electrical Tape Company, a U.S. manufacturer of pressure-sensitive electrical tapes, and Central Products Company, a U.S. manufacturer of a natural rubber pressure-sensitive tape. Central Products Company also manufactured hot melt and acrylic pressure-sensitive tapes, and a line of water-activated carton sealing tapes, giving the Company what it now believes to be 70% of the water-activated tape market.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 84.6% of the Company's 2000 revenues attributable to sales from manufacturing facilities in the United States. The Company is headquartered in Montreal, Quebec and maintains approximately 2.9 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

     4.2  PRODUCTS

     INTERTAPE(R) Carton Sealing Tape: Pressure-Sensitive and Water-Activated Tapes

     The Company produces a variety of pressure-sensitive plastic film carton sealing tape, ranging from commodity designed standard tape to tape tailored to meet customers' unique requirements. The product range encompasses tape with film thickness from 25 microns to 50 microns and adhesives formulated for manual as well as automatic applications. Carton sealing tape lends itself to use in high speed taping machines that replace other closure methods such as staples, hot melt glues and cold glues. The tape produced by the Company includes a wide range of customized colored and printed tape, as well as tape designed for cold temperature applications and label protection.

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
     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape and further believes that it is the only manufacturer in North America of all three types of adhesives; hot melt, acrylic, and natural rubber. Carton sealing tape is manufactured and sold under the INTERTAPE(R) name to industrial distributors and manufactured for other customers for sale under private labels. It is produced at the Company's Danville, Montreal, Richmond and Columbia facilities and is utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. In 1994, the Company commenced efforts to utilize its expanded production capacity and field support to begin to penetrate the United States west coast and the western Canadian markets and continues to increase its sales force for these markets. The Company expects its centralized warehouse distribution system in the Tremonton, Utah facility will continue to enhance these efforts. In addition, the Company exports its product to Europe, Asia, Central America and South America.

     The Company's acquisition in 1993 of the assets of Interpack, a manufacturer of equipment used to apply pressure-sensitive tapes to seal corrugated boxes, enabled the Company to further enhance the mix of products it offered to its customers. The Company introduced a line of machines designed for the high-speed application of pressure-sensitive carton sealing tape in January 1994 and has continued to enhance and improve its equipment designs.

     In 1996, the acquisition of Tape, Inc. added a complete range of water-activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration of this product.

     The Company's 1999 acquisition of CPC, a producer of carton sealing tapes, should serve to provide cost reductions to the Company. In addition, the Brighton, Colorado, facility obtained in the acquisition provides the Company with the needed capacity in hot melt coating and solvent rubber products to form a basis for continued growth in these products.

     The Company's principal competitor for the sale of carton sealing tape products is Minnesota Mining & Manufacturing Co. ("3M").

     INTERTAPE(R) Masking Tapes: Performance and General Purpose

     The Company added masking tapes to its product line in December 1997 through the acquisition of American Tape, a leading manufacturer of these products and expanded its position in this product line with the acquisition of Anchor in September 1998. Masking tapes are used for a variety of end-use applications which can be broadly described under two categories: general purpose and performance.

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
     General purpose applications include packaging and bundling, and residential and commercial paint applications. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive release, are individually designed for the customer's process.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M, Shuford Mills, Inc., Industrias Tuk, S.A. de C.V., and Tesa Tape Inc. ("Tesa").

     INTERTAPE(R) Reinforced Filament Tape:  Performance and General Purpose

     In addition to masking tapes, the Company's purchases of American Tape and Anchor also introduced reinforced filament tapes and flat back tapes to the Company's product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky, Marysville, Michigan and Columbia, South Carolina which were acquired in the American Tape and Anchor acquisitions. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic filaments. The reinforcement is provided by fibreglass yarns laminated between two plastic substrates.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances. The Company's main competitor in the industrial filament tape market is 3M, and for commodity filament tapes the Company's main competitors are Tesa and RJM Manufacturing, Inc.

     Acrylic Coating

     In 1995, the Company completed a $7.0 million capital expenditure program for an acrylic coater and ancillary equipment design to apply acrylic based adhesives to a wide variety of substrates at its Danville, Virginia plant. These acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications, such as mirror backing, utilize woven products as the base material to which acrylic coating is applied.

     INTERTAPE(R) Duct Tape

     The acquisition of Anchor provided the Company a significant capacity in the duct tape product line. Duct tapes are manufactured at the Columbia, South Carolina, facility. Approximately 75% of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for most of the non-polyethylene coated product sales of the Company's duct tape products. The main competitors are Tyco International, Ltd. ("Tyco") and Shurtape Technologies, Inc.

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     EXLFILM(R) Shrink Wrap

     EXLFILM(R) is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM(R) at its plant in Truro, Nova Scotia, and at its Tremonton, Utah facility. The Company believes that its continued investment in equipment and product development will help it expand in this market. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, EXLFILMPLUS(TM), which can be used to satisfy additional end user applications. The Company's shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally.

     In addition, the Company holds a 50% interest in FIBOPE, a manufacturer of shrink films in Portugal. FIBOPE utilizes similar manufacturing equipment as is currently operated by the Company in its Truro and Tremonton facilities.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, W.R. Grace & Co. and E.I. DuPont de Nemours & Co., and to a lesser extent by foreign manufacturers.

     STRETCHFLEX(R) Stretch Wrap

     STRETCHFLEX(R) is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. The Company has the capacity to produce a total of 130 million pounds of STRETCHFLEX(R) annually at its Danville, Virginia plant and its facility in Tremonton, Utah. During 1999, the Company invested in upgrading all of its cast lines to new five-layer technology. This technology, combined with re-engineered film allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs.

     The North American market for such polyolefin stretch wrap is served by a number of manufacturers, the largest of which are Tenneco Inc. and Linear Films, Inc.

     Industrial Electrical Tapes

     As a result of the Company's 1999 acquisition of certain assets of SETco, which included its Carbondale, Illinois, facility, the Company is now a manufacturer of specialty electrical and electronic tape. The new manufacturing capability and technology at the Carbondale, Illinois, facility, coupled with the Company's high temperature resistant products manufactured at its Marysville, Michigan, facility is hoped to provide the Company access to new high margin markets.

     Competing manufacturers of industrial electrical tapes include 3M, Tessa, and Tyco.

     Finally, the Company's acquisitions have positioned the Company as a stronger supplier of industrial tape, second only, in the estimation of management, to 3M in North America, with the additional capability to provide shrink and stretch wrap, a product line 3M does not offer. The Company's status as a low-cost, high value added single source supplier to its individual distributor customer base should lead to continued strong sales growth in the intermediate future.

     Woven Products

     The Company produces a variety of finished products utilizing coated woven polyolefin fabrics, such as bags and lumber wrap, as well as coated woven polyolefin fabrics that are sold to other manufacturers which convert these fabrics into finished products, such as packaging, protective covers, pond liners, housewrap, recreational products, and temporary structures.

     Depending on the needs of the customer, the Company produces valve bags or open mouth bags. Valve bags have a one way self-closing filler valve inserted into one corner and are used for packaging pelletized and granular chemicals and other materials. Open mouth bags, which require a secondary closure method such as stitching, are used primarily for packaging of compressed material such as mineral fibers.

     NOVA-THENE(R) lumber wrap is a polyolefin fabric which is extrusion coated and printed to customer specifications. It is used in the forest products industry to package kiln-dried cut lumber. The Company believes that polyolefin products have certain advantages over traditional paper-plastic laminate products, including superior strength, ease of application, durability, better appearance and the potential to be recycled.

     The Company also manufactures other coated woven polyolefin fabrics that it supplies to converters which produce finished products for specific application, such as synthetic fiber packaging, temporary and permanent shelters, recreational products, protective covers, pond liners, and flame retardant lattice cloth. In 1999, the Company developed a new patented woven fabric that meets the fire retardant specifications required for human occupancy and maintains the UV specifications for extended outdoor use. This product is used in applications where PVC was the primary fabric previously used.

     The Company's NOVA-THENE(R) lumber wrap line competes with products manufactured by partially integrated manufacturers and by secondary converters. In addition, the Company competes with manufacturers of coated woven fabrics such as Amoco Fabrics and Fibers Company and Fabrene, Inc., which sell their products to converters.

     FIBCs

     The Company added FIBCs (flexible intermediate bulk containers) to its product line in 1993 with the acquisition of Cajun Bag & Supply Corp. ("Cajun Bag"). To facilitate production of seamless FIBCs in the Crowley, Louisiana plant, the Company installed circular weaving equipment in 1994 in its Truro plant. The Company made additional investments in the Crowley plant in 1995 to reduce costs, increase capacity and reduce turnover. In 1996, the Company opened an FIBC plant in Edmundston, New Brunswick, Canada to meet the growing demands of the industry and purchased the assets of Augusta Bag & Supply Co. ("Augusta Bag") to add further capacity, expand market share and acquire unique manufacturing methods. In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing FIBCs and, during the latter half of 1997, approved a restructuring plan designed to improve efficiency and reduce operating costs. Specifically, while the Company will continue to produce the fabrics used to make FIBCs, the Company decided to outsource some of the conversion process to Mexico due to increased foreign competition. As a consequence, during 1997 the Company incurred a one-time charge against earnings in respect of write-downs of certain assets employed in these operations as well as goodwill associated with the Cajun Bag and Augusta Bag acquisitions. Furthering the Company's plan to increase its Mexican operations, Intertape Polymer Group acquired the Professional Manufacturing Group in Piedras Negras, Mexico, an exclusive contract packager of FIBCs for the Company since February 2000. The Company believes this acquisition will increase the Company's FIBC production, should provide the Company with a lower cost alternative to its now closed Augusta, Georgia, facility, and its Rayne, Louisiana, manufacturing facility to be closed during the second quarter of 2001, and should expand the use of the Company's woven coated fabrics in the manufacture of FIBCs, which should improve profitability.

     The Company has also launched two new FIBC products, PALLET-FREE(TM), which has significant cost and performance advantages compared to traditional corrugated bulk containers which compete in the same bulk product markets, and NOVA-STAT(TM), a static-dissipative FIBC. The Company believes that both of these products should provide access to new higher margin markets that require speciality high performance bags.

     The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

     4.3  SALES AND MARKETING

     As of December 31, 2000, the Company maintained a sales force of 128 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. The Company has one long term contract with a customer which accounts for less than 5% of total sales. Sales for facilities located in the United States and Canada accounted for approximately 86% and 14% of total sales, respectively, in 1999, and approximately 83% and 17% in 2000. The Company has also continued to develop its sales efforts in Europe, Asia, Central America and South America. Management does not intend to achieve more than 10% of its sales outside North America. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company sales are primarily focused on distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, EXLFILM(R) and STRETCHFLEX(R). In order to enhance sales of its pressure-sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of Interpack, these products were manufactured by others. The Company's EXLFILM(R) and STRETCHFLEX(R) products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

     The Company's woven products group sells its products directly to the end-users. It offers a line of lumberwrap, valve bags, FIBCs and speciality fabrics manufactured from plastic resins. The woven products group markets its products throughout North America.

     4.4  MANUFACTURING; QUALITY CONTROL

     The Company's philosophy is, where efficient, to manufacture products from the lowest cost raw material and add value to such products by vertical integration. About 80% of the Company's products are manufactured through a process which starts with a variety of polyolefin resins and extrudes them into film for further processing. Over 50 million pounds of wide width biaxially oriented polypropylene film is extruded annually in the Company's facilities. This film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber and "hot melt" adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with either polyethylene or aluminum foil type coated cloth.

     Intertape Polymer Group is the only North American supplier of all four technologies of carton sealing tape: hot melt, acrylic, water-activated, and natural rubber. Further, the Company is the only manufacturer of natural rubber carton sealing tape. This broad family of carton sealing tapes is further enhanced by the Company's tape application equipment which is made in the Montreal facility.

     The technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, also has been utilized by the Company to expand its product line into highly technical and sophisticated films. Extrusion of up to five layers of various resins is done in four of the Company's plants. These high value added films service the shrink and stretch wrap markets, both of which have high entry barriers.

     The Company maintains at each manufacturing facility a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 2000, four of the Company's plants were certified under ISO-9002 quality standards program, and one has been certified under ISO-9001 quality standards program.

     4.5 EQUIPMENT AND RAW MATERIALS

     The Company purchases mostly custom designed manufacturing equipment, including extruders, coaters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the United States and Western Europe, and participates in the design and upgrading of such equipment. It is not dependent on any one manufacturer for such equipment.

     Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide. The Company purchases raw materials from a limited number of vendors with whom, over time, it has developed long-term relationships. The Company believes that such long term relationships, together with the Company's centralized purchasing operations, have enhanced the Company's ability to obtain a continuity of supply of raw materials on competitively favorable purchase terms. Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time.

     4.6  RESEARCH AND DEVELOPMENT; NEW PRODUCTS

     Prior to 1992, research and development consisted of activities related to adapting new technologies as they emerged within the various manufacturing environments. Management decided to embark upon a program, beginning in 1992, to develop new manufacturing processes, to enhance product performance and to develop new products throughout the Company. In 1994, the Company emphasized developing products for existing markets, and in 1996 established a corporate research and development group to undertake development of new products. Research and development expenses in 1998, 1999, and 2000 totaled $3,059,000, $3,901,000, and $5,109,000, respectively.

     The Company currently has two active research and development programs; one primarily focused on tape products and the other supporting the film, woven fabric, and FIBC development. These programs have been instrumental in the development of numerous new products including most recently, PALLET-FREE(TM) and NOVA-STAT(TM), both FIBCs. Research and development is an important factor generating internal growth for the Company.

     4.7  TRADEMARKS AND PATENTS

     The Company markets its tape products under the registered trademark INTERTAPE(R) and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC(R). Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE(R). Its shrink wrap is sold under the registered trademark EXLFILM(R). Its stretch films are sold under the registered trademark STRETCHFLEX(R). FIBC's are sold under the trademarks LeGRAND SACK(R) and CAJUN(R) BAGS. The Company has approximately seventy-two registered trademarks, principally in the United States and Canada, including trademarks acquired from American Tape, Anchor, Rexford and CPC. The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in woven products and shrink wrap. The Company currently has twenty-five patents and approximately fifteen patents pending.

     4.8  COMPETITION

     The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market are currently publicly available. See "Products" for a discussion of the Company's main competitors.

     The Company believes that significant barriers to entry exist in the packaging market. Management considers the principal barriers to be: (i) the high cost of vertical integration which is necessary to operate competitively,
(ii) the significant number of patents which already have been issued in respect of various processes and equipment, and (iii) the difficulties and expense of developing an adequate distribution network.

     4.9  ENVIRONMENTAL REGULATION

     The Company manufactures and sells a variety of specialized polyolefin plastic packaging products for industrial use at its manufacturing plants throughout North America and through its joint venture in Portugal. The Company is actively promoting environmental solutions, both in the development of its products and in its own manufacturing facilities.

     Furthermore, the Company's operations are subject to extensive regulation. Federal and state environmental laws applicable to the Company include statutes
(i) intended to allocate the cost of remedying contamination among specifically identified parties as well as to prevent future contamination (the "Comprehensive Environmental Response, Compensation, and Liability Act"); (ii) imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health or welfare (the "Federal Clean Air Act"); (iii) governing the management, treatment, storage and disposal of hazardous wastes (the "Resource Conservation and Recovery Act"); and (iv) regulating the discharge of pollutants into protected waterways (the "Clean Water Act of 1972"). The Company's use in its manufacturing processes of hazardous substances and the generation of hazardous wastes not only by the Company but by prior occupants of Company facilities suggest that hazardous substances may be present at or near certain of the Company's facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

     Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations.


     The Company's environmental due diligence review conducted in 1997 in connection with its acquisition of American Tape revealed certain issues associated with American Tape's use of chemical solvents, primarily toluene, at the Marysville, Michigan, facility in the manufacturing process. Management undertook a comprehensive plan of investigation and remediation at the facility, with the remediation nearly complete. The Company expects the full cost of remediation to be funded through amounts available under a $2 million escrow fund established by the sellers at closing.


     In addition, the Marysville, Michigan, facility emits toluene and other pollutants. Approximately 95% of the toluene used is recaptured under existing solvent recovery systems or controlled by the regenerative thermal oxidizer pollution control system. The facility's emissions are within the current permitted limitations, and the Company believes that these emissions will meet the Maximum Available Control Technology requirements, which are expected to come into effect in late 2003, although some additional testing or modifications at the facility may be required.


     The Company believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.


     4.10   EMPLOYEES


     As of December 31, 2000, the Company employed approximately 3001 people, 781 of whom held either sales-related, operating or administrative positions and 2220 of whom were employed in production. These figures reflect the majority of the staff reductions effectuated by the Company in April, 2000. Approximately 66 hourly employees at the Montreal plant are unionized and are subject to a collective bargaining agreement expiring in November 2002. Approximately 113 hourly employees at the Edmundston plant became unionized in February 1997 and are subject to a collective bargaining agreement which expires on October 31, 2003. Approximately 70 hourly employees at the Green Bay plant are unionized and are subject to a collective bargaining agreement which expires on February 28, 2004. Approximately 194 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 28, 2002. Approximately 167 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires July 31, 2003. Finally, approximately 50 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2003. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.

     4.11 DESCRIPTION OF PROPERTY


     The following table sets forth the principal manufacturing and distribution facilities owned or leased by the Company as at December 31, 2000:


                                                                                          Area
      Location                    Use                          Products                 (sq. ft.)               Title
--------------------      --------------------      ------------------------------      ---------      -----------------------
United States:

Bradenton, Florida        Corporate Offices         N/A                                    20,800      Owned

Brighton, Colorado        Manufacturing             Pressure-sensitive carton             211,000      Leased to 2014
                                                    sealing tapes

Carbondale, Illinois      Manufacturing             Pressure-sensitive tapes              193,500      Leased for $1 per acre
                                                    electrical/electronic                              per year until
                                                                                                       2092 with a 99-year
                                                                                                       extension option

Columbia, South           Manufacturing and         Pressure-sensitive masking            490,000      Owned
Carolina                  Distribution              and duct tapes

Cumming, Georgia          Distribution              Packaging products                    172,000      Leased to
                                                                                                       2005 w/option to renew
                                                                                                       to 2010 and option to
                                                                                                       purchase

Danville, Virginia        Manufacturing and         Carton sealing tape,                  281,000      Owned
                          Distribution              STRETCHFLEX(R)
                                                    acrylic coating

Denver, Colorado          Warehouse                 Storage for finished goods            100,000      Leased on 6-month basis

Green Bay, Wisconsin      Manufacturing and         Water-activated adhesive tapes        156,000      Owned
                          Distribution

Marysville, Michigan      Manufacturing             High performance masking,             250,000      Owned
                                                    filament tape, and specialty
                                                    pressure-sensitive tape

Menasha, Wisconsin        Manufacturing             Water-activated adhesive tapes        195,000      Owned

Ontario, California       Warehouse                 Packaging products                     45,630      Leased to
                                                                                                       2003 w/option to renew

Rayne, Louisiana          Manufacturing and         FIBCs                                  78,000      Leased month-to-month
                          Distribution

Richmond, Kentucky        Manufacturing and         Carton sealing, masking and           200,000      Owned
                          Distribution              reinforced tape

San Antonio, Texas        Manufacturing             FIBCs                                  65,000      Owned

Tampa, Florida            Corporate offices         Display and crate operations            4,000      Leased to February 2003

Tremonton, Utah           Manufacturing and         EXLFILM(TM)                           115,000      Owned
                          Distribution              STRETCHFLEX(R)


                                                                                           Area
       Location                    Use                          Products                 (sq. ft.)               Title
 --------------------      --------------------      ------------------------------      ---------      -----------------------

 Edmundston, New           Manufacturing             FIBCs                                 65,000       Owned
 Brunswick

 Lachine, Quebec           Manufacturing             Carton sealing equipment              15,000       Leased to 2002

 St. Laurent, Quebec       Corporate                 N/A                                   20,000       Leased to 2002 w/option
                           Headquarters                                                                 to renew for two years

 St. Laurent, Quebec       Slitting, Warehouse       Carton sealing tape                   40,000       Leased to 2002 w/option
                                                                                                        to renew for two years

 St. Laurent, Quebec       Manufacturing and         Carton sealing tape                   25,000       Owned
                           Distribution

 Truro, Nova Scotia        Manufacturing             Woven products,                      260,000       Owned EXLFILM (TM)


ITEM 5.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     5.1   ANNUAL INFORMATION

     The table set forth below provides a summary of the financial data for the three most recently completed financial years:


                                                        Three-year data
                          ----------------------------------------------------------------------------
                                                          ($ millions)
                                                  For the years ended December 31
                                 2000                         1999                       1998
                          ----------------------------------------------------------------------------
                            US$           CDN$           US$          CDN$             US$       CDN$

Total Revenue             $653,915    $   971,325      569,947        846,770      378,030      560,808

Total Net Income            33,422         49,645        8,098         12,031       28,751       42,652

   Per share                  1.18           1.75          .29            .43         1.14         1.69

   Diluted                    1.16           1.72          .29            .43         1.10         1.63

Total Assets               845,040      1,273,560      815,006      1,183,796      622,152      952,204

Total Long-term
liabilities                318,722        480,346      388,441        564,211      246,814      377,749

Cash dividends
declared per share            .106            .16         .106            .16         .092         .013


     5.2 DIVIDENDS

     The Company has no written policy for the payment of dividends. Currently there are no known restrictions that could prevent the Company from paying dividends.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

     Management's Discussion and Analysis is contained in the Company's 2000 Annual Report, Pages 40 to 51, attached to Form 40-F as Exhibit 2, to which this Annual Information Form is attached as Exhibit 1, and is incorporated herein by reference.

ITEM 7. MARKET FOR SECURITIES

     The Company's Common Shares are currently traded on the New York Stock Exchange and The Toronto Stock Exchange under the symbol "ITP". The Common Shares were listed on The Toronto Stock Exchange on January 6, 1993. The Company's Common Shares were listed on the American Stock Exchange from February 21, 1992 to August 23, 1999, at which time they were listed on the New York Stock Exchange. The Common Shares are not traded on any other exchanges. Prior to the February 21, 1992 initial public offering of Common Shares, there was no public market for such shares.

ITEM 8. DIRECTORS AND OFFICERS

     The following table sets forth the name, residence, position, principal occupations for the last five (5) years, and date first elected, of each Director of the Company as of the date hereof. Each Director serves for a term of one year and is elected at the annual shareholders' meeting. The next annual shareholders' meeting is to be held on June 20, 2001, at which time the current term of each Director will expire.

         Name of                                                             First Year as
Municipality of Residence              Position and Occupation                 Director
-------------------------      ----------------------------------------      -------------

Melbourne F. Yull              Director, Chairman of the Board
Sarasota, Florida              CEO of the Company                                1989

Michael L. Richards            Director
Westmount, Quebec              Lawyer, Senior Partner, Stikeman Elliott          1989

Ben J. Davenport, Jr.          Director
Chatham, Virginia              Chairman, First Piedmont Corporation;
                               Chairman & CEO, Chatham Oil Company;
                               Chairman & CEO, First Piedmont
                               Corporation                                       1994

L. Robbie Shaw                 Director
Halifax, Nova Scotia           Vice President, Nova Scotia Community
                               College                                           1994

Gordon R. Cunningham           Director
Toronto, Ontario               President, Cumberland Asset Management
                               Corp.                                             1998

     The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof:


Name and Municipality of
Residence                                   Position and Occupation
-------------------------      -------------------------------------------------

Andrew M. Archibald            Chief Financial Officer, Secretary, Treasurer,
Montreal, Quebec               and Vice President Administration

Joseph D. Bruno
Sarasota, Florida              Vice President, Supply Chain Management

Jim Bob Carpenter
Sarasota, Florida              President, Woven Products since May 1, 1999.

John T. Fain                   Vice President, Corporate Marketing since
Bradenton, Florida             October, 1999

Burgess H. Hildreth            Vice President, Human Resources since October
Sarasota, Florida              1998

James A. Jackson
Sarasota, Florida              Vice President, Chief Information Officer

H. Dale McSween
Sarasota, Florida              President, Distribution Products

Salvatore Vitale
Montreal, Quebec               Vice President, Finance

Melbourne F. Yull
Sarasota, Florida              Chief Executive Officer

Duncan R. Yull
Sarasota, Florida              Vice President, Sales-Distribution Products

Gregory A. Yull
Sarasota, Florida              President-Film Products

     The principal occupations of each executive officer for the last five (5) years is as follows:

     ANDREW M. ARCHIBALD has been Chief Financial Officer, Secretary, Treasurer and Vice President Administration since May 1995. He was Vice President Finance from May, 1995, to January 15, 1999. Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989.

     JOSEPH BRUNO has been Vice President, Supply Chain Management, since December, 1999. He was Vice President, Distribution Products, since September 1, 1998, and was Vice President, Sales & Marketing from April 1996.

     JIM BOB CARPENTER has been President, Woven Products, since May 1, 1999. Prior to that he was the General Manager of Polypropylene Fince Oil & Chemical Co.

     JOHN T. FAIN has been Vice President, Corporate Marketing, since October, 1999. He was the Director of Marketing since May, 1998, and the Marketing Manager for Distribution Products since September, 1995.

     BURGESS H. HILDRETH has been Vice President, Human Resources, since October, 1998. Prior to that he was the Vice President Administration of Anchor Continental, Inc. since June, 1996, and their Vice President Materials since April, 1995.

     JAMES A. JACKSON has been Vice-President, Chief Information Officer, since September 1, 1998. Prior to that he was the Managing Partner of Spectrum Information Management Systems since 1996.

     H. DALE MCSWEEN has been President, Distribution Products, since December, 1999. Prior thereto he served as Executive Vice-President and Chief Operating Officer from May 1995, and Senior Vice-President since 1990.

     SALVATORE VITALE has been Vice President Finance since September 1, 1998. He has been Controller of the Company since May 1997. Prior to that he was the Controller of Canadian Liquid Air.

     MELBOURNE F. YULL, established the business and has been the Company's Chief Executive Officer since 1992.

     DUNCAN R. YULL, a son of Melbourne F. Yull, has been Vice President Sales Distribution Products, since December, 1999. Prior to that he was a Regional Sales Manager for the Company until 1997 and was the Director of Sales until December, 1999.

     GREGORY A. YULL, a son of Melbourne F. Yull, has been President, Film Products, since June, 1999. Prior to that he was Products Manager - Films since 1995.

     As of May 17, 2001, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercise control or direction over, 808,165 Common Shares, representing approximately 3% of all Common Shares outstanding. In addition, the directors and executive officers as a group have 1,771,334 options to purchase Common Shares of the Company.

     The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines") recommend, but do not require, that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of three outside directors, namely Michael L. Richards, L. Robbie Shaw, and Gordon R. Cunningham. The Compensation Committee, as presently constituted, does not comply with the Guidelines, inasmuch as it has two related directors and two unrelated directors, namely Michael L. Richards, L. Robbie Shaw, Ben J. Davenport, Jr., and Melbourne F. Yull. The Board of Directors has decided not to modify its composition for the reasons outlined below.

     The following is a description of the Committees of the Board of Directors and their mandate:

     o Audit Committee: The mandate of the Committee is to review the annual financial statements of the Company and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Company. The Committee also makes recommendations to the Board of Directors regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.


     o Compensation Committee: The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Company and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors. Mr. Yull does not, however, participate in the Committee's or the Board of Directors' deliberations concerning the recommendation on his own compensation.

ITEM 9.  ADDITIONAL INFORMATION

     The Company, upon request to its Secretary, will provide to any person or entity:

     (1) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus;

          (a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

          (b) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

          (c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

          (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c); or

     (2)  at any other time, one copy of any documents referred to in clauses
(1)(a), (b) and (c) provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company's Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular for its June 20, 2001, Annual and Special Meeting of Shareholders. Additional financial information is provided in the Company's Consolidated Financial statements for the fiscal year ended December 31, 2000.

                                   SCHEDULE A

                            Intertape Polymer Group
                        Subsidiary Organizational Chart
                      available from Company upon request

UNDERTAKING.

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURE.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         INTERTAPE POLYMER GROUP INC.
                                                (Registrant)


                                         /s/Andrew M. Archibald, C.A.
                                         ----------------------------------
                                                  (Signature)


                                         Name:  Andrew M. Archibald, C.A.
                                         Title: Chief Financial Officer,
                                                Secretary, Treasurer, and
                                                Vice President Administration

Date: May 18, 2001

                                       32